UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MDS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

             55269P302
(CUSIP Number)

           January 15, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G

CUSIP No.: 55269P302	Page 2 of 8 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	6,164,273
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	6,164,273
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,164,273
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1% based on 120,137,229 shares outstanding as of October 31, 2009.
12.	Type of Reporting Person: CO, IA

SCHEDULE 13G

CUSIP No.: 55269P302	Page 3 of 8 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	6,164,273
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	6,164,273
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,164,273
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1% based on 120,137,229 shares outstanding as of October 31, 2009.
12.	Type of Reporting Person: IN, HC

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:
MDS Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
2810 Matheson Blvd. East, Suite 500, Mississauga, Ontario, Canada L4W 4X7
Item 2(a).	Name of Person Filing:
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i) West Face Capital, Inc. (“West Face”); and
ii) Gregory A. Boland (“Mr. Boland”).

This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Master Fund L.P., a Cayman Islands Limited Partnership (“WFMF”), West Face Long Term Opportunities (USA) Limited Partnership., a Delaware Limited Partnership (“WFLP”), and West Face Long Term Opportunities Limited Partnership (“WFCLP”), a Canadian Limited Partnership.  West Face serves as investment manager to each of WFMF, WFLP and WFCLP.  West Face (Cayman) Inc. serves as the General Partner of WFMF.  West Face Capital LLC serves as the General Partner of WFMF, WFLP and WFCLP.  Mr. Boland serves as a director of both West Face (Cayman) Inc. and West Face Capital LLC.  Mr. Boland is also President and Chief Executive Officer of West Face.  In such capacity, Mr. Boland may be deemed to have voting and dispositive power over the Shares held for each of WFMF, WFLP and WFCLP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.
Item 2(c).	Citizenship: 1) West Face is a Canadian company; and 2) Mr. Boland is a citizen of Canada.
Item 2(d).	Title of Class of Securities:
Common Shares (the “Shares”).
Item 2(e).	CUSIP Number:
55269P302
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 5 of 8 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of January 25, 2010, each of West Face and Mr. Boland may be deemed to be the beneficial owner of 6,164,273 Shares.  This amount consists of: (A) 3,366,573 Shares held for the account of WFMF; (B) 1,936,300 Shares held for the account of WFLP; and (C) 861,400 Shares held for the account of WFCLP.

Item 4(b).	Percent of Class:

          The number of Shares of which each of West Face and Mr. Boland may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its Form 6-K dated January 21, 2010, there were 120,137,229 shares outstanding as of October 31, 2009).

Item 4(c).	Number of Shares of which such person has:

West Face and Mr. Boland:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	6,164,273
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	6,164,273

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
This Item 7 is not applicable
Item 8.
Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

             By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2010	WEST FACE CAPITAL INC.

By: __/s/ John Maynard________
Name: John Maynard
Title: Chief Financial Officer

Date: January 25, 2010	GREGORY A. BOLAND
By: ___/s/ Gregory A. Boland__________

Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated January 25, 2010 by and among West Face Capital Inc. and Gregory A. Boland…………………………………………	8

Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of MDS Inc. dated as of January 25, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 25, 2010	WEST FACE CAPITAL INC.

By: __/s/ John Maynard________
Name: John Maynard
Title: Chief Financial Officer

Date: January 25, 2010	GREGORY A. BOLAND

By: _/s/ Gregory A. Boland__________